Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 and 2014

Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013), the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2015, based on the framework set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in their report which appears herein.

“Robert A. Archer”	“Jim A. Zadra”
Chief Executive Officer	Chief Financial Officer
March 3, 2016	March 3, 2016

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT of REGISTERED PUBLIC

ACCOUNTING FIRM

To the Shareholders of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Great Panther Silver Limited as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2016 expressed an unqualified opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

KPMG LLP (Signed)

Chartered Professional Accountants

March 3, 2016

Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Great Panther Silver Limited:

We have audited Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Great Panther Silver Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Statement of Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Great Panther Silver Limited’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Great Panther Silver Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Great Panther Silver Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2015 and December 31, 2014, and our report dated March 3, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (Signed)

Chartered Professional Accountants

March 3, 2016
Vancouver, Canada

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at December 31, 2015 and 2014

	2015	2014

Assets

Current assets:
Cash and cash equivalents	$17,860	$17,968
Trade and other receivables (note 5)	12,576	10,697
Inventories (note 6)	8,536	8,928
Other current assets	1,110	920
	40,082	38,513
Non-current assets:
Mineral properties, plant and equipment (note 7)	21,252	29,770
Exploration and evaluation assets (note 8)	5,427	3,081
Intangible assets (note 9)	111	366
Deferred tax asset (note 13)	413	248
	$67,285	$71,978

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,830	$5,606

Non-current liabilities:
Reclamation and remediation provision (note 10)	4,762	3,378
Deferred tax liability (note 13)	3,998	4,265
	15,590	13,249

Shareholders’ equity:
Share capital (note 11)	125,646	124,178
Reserves	11,137	10,298
Deficit	(85,088)	(75,747)
	51,695	58,729
	$67,285	$71,978

See accompanying notes to the consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 17)

Subsequent events (notes 17(b) and 21)

Approved by the Board of Directors

“Robert W. Garnett”	“Jeffrey R. Mason”
Robert W. Garnett, Director	Jeffrey R. Mason, Director

1

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

	2015	2014

Revenue (note 20)	$73,374	$54,390
Cost of sales
Production costs	49,338	43,615
Amortization and depletion	17,963	16,570
Share-based compensation	374	366
	67,675	60,551

Mine operating earnings (loss)	5,699	(6,161)

General and administrative expenses
Administrative expenses	7,092	6,450
Amortization and depletion	261	311
Share-based compensation	585	329
	7,938	7,090

Exploration, evaluation and development expenses
Exploration and evaluation expenses	4,346	1,536
Mine development costs	3,706	2,893
Share-based compensation	276	161
	8,328	4,590

Impairment charges (note 7(b) and (8))	3,006	11,743

Finance and other income (expense)
Interest income	291	226
Finance costs	(171)	(58)
Foreign exchange gain (loss)	4,074	(1,349)
Other income (expense) (note 12)	33	(173)
	4,227	(1,354)

Loss before income taxes	(9,346)	(30,938)

Income tax (recovery) expense (note 13)
Current expense	481	191
Deferred (recovery) expense	(486)	1,884
	(5)	2,075
Net loss for the year	$(9,341)	$(33,013)

Other comprehensive loss, net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(397)	1,314
Change in fair value of available-for-sale financial assets, net of tax	(4)	(6)
	(401)	1,308
Total comprehensive loss for the year	$(9,742)	$(31,705)

Loss per share (note 11(d))
Basic and diluted	$(0.07)	$(0.24)

See accompanying notes to the consolidated financial statements.

2

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total share- holders’ equity

Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised	1,142	1,156	(398)	-	-	(398)	-	758
Share-based compensation	-	-	856	-	-	856	-	856
Comprehensive loss	-	-	-	1,314	(6)	1,308	(33,013)	(31,705)
Balance at December 31, 2014	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729

Balance at January 1, 2015	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729
Cangold acquisition (note 8(a))	2,139	1,455	9	-	-	9	-	1,464
Share options exercised	12	13	(4)	-	-	(4)	-	9
Share-based compensation	-	-	1,235	-	-	1,235	-	1,235
Comprehensive loss	-	-	-	(397)	(4)	(401)	(9,341)	(9,742)
Balance at December 31, 2015	141,713	$125,646	$14,296	$(2,934)	$(225)	$11,137	$(85,088)	$51,695

See accompanying notes to the consolidated financial statements.

3

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2015 and 2014

	2015	2014

Cash flows from operating activities
Net loss for the year	$(9,341)	$(33,013)
Items not involving cash:
Amortization and depletion	18,224	16,881
Impairment charges (note 7(b) and 8(a))	3,006	11,743
Unrealized foreign exchange (gain) loss	(3,751)	1,925
Income tax (recovery) expense	(5)	2,075
Share-based compensation	1,235	856
Other non-cash items (note 19(a))	180	806
Interest received	102	191
Income taxes paid	(464)	(292)
	9,186	1,172
Changes in non-cash working capital:
(Increase) decrease in trade and other receivables	(783)	3,879
Increase in inventories	(1,259)	(1,211)
(Increase) decrease in other current assets	(365)	335
Increase (decrease) in trade and other payables	882	(701)
Net cash from operating activities	7,661	3,474

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(6,406)	(8,428)
Acquisition of Cangold (notes 8(a))	(1,029)	-
Additions to exploration and evaluation assets (note 8(b))	(2,191)	-
Additions to intangible assets	-	(18)
Proceeds from disposal of plant and equipment	-	15
Net cash used in investing activities	(9,626)	(8,431)

Cash flows from financing activities:
Proceeds from exercise of share options	9	758
Net cash from financing activities	9	758

Effect of foreign currency translation on cash and cash equivalents	1,848	407

Decrease in cash and cash equivalents	(108)	(3,792)
Cash and cash equivalents, beginning of year	17,968	21,760
Cash and cash equivalents, end of year	$17,860	$17,968

Supplemental cash flow information (note 19)

See accompanying notes to the consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT LLC and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, and the San Ignacio Mine. The Company also has three other mineral property interests in the exploration stage: the El Horcon and Santa Rosa projects located in Mexico, and the Coricancha Mine Complex (“Coricancha”) located in the Central Andes of Peru. The Company also entered into an option agreement on the Guadalupe de los Reyes gold-silver project (the “GDLR Project”) during the year, but terminated that option agreement on February 24, 2016 (see notes 8(a) and 21).

2.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Certain amounts in the prior period have been reclassified to conform to the presentation in the current period.

These consolidated financial statements were approved by the Board of Directors on March 3, 2016.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company's entities and to all years presented in these consolidated financial statements:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: Minera Mexicana el Rosario, S.A. de C.V.; Metalicos de Durango, S.A. de C.V.; Minera de Villa Seca, S.A. de C.V.; Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”); Great Panther Silver Peru S.A.C.; Cangold Limited (“Cangold”), Great Panther Finance Canada Limited; and GP Finance International S.a. r.l. All intercompany balances and transactions are eliminated on consolidation.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;
•	Financial instruments at fair value through profit or loss are measured at fair value; and
•	Available-for-sale financial assets are measured at fair value.

(c)	Foreign currency translation

These consolidated financial statements are presented in Canadian dollars which is the Canadian parent company’s presentation currency and functional currency. The functional currency of Cangold is also the Canadian dollar. The functional currency of the Company’s four Mexican subsidiaries is the Mexican peso. The functional currency of the Peruvian subsidiary is the Peruvian new sol. The functional currency of Great Panther Finance Canada Limited and GP Finance International S.a. r.l. is the US dollar.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

5

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies - continued

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;
•	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and
•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at amortized cost. Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates at the date of purchase of three months or less.

(e)	Inventories

Inventories consist of:

•	Ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to get the product into saleable form and to the selling location.
•	Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant and equipment.
•	Silver bullion, to be sold as coins and bars, is recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment

Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines whether the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and, the transaction or event giving rise to the benefit has already occurred.

In the event that that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed in the statement of comprehensive income. The Company has historically expensed mine development costs for the San Ignacio Mine. In September 2015, the Company commenced expensing mine development costs for the Guanajuato Mine when the published Measured and Indicated Resurces for the Guanajuato Mine represented less than twelve months of remaining production. Mine development costs incurred at the GMC includes expenditure associated with accessing mineral resources and gaining further information regarding the ore body, whether by means of ramp development, drilling and/or sampling.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine closure and restoration for the property is included in the cost of mineral properties.

6

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies – continued

Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the plant and equipment into a condition and location where it is capable of operating according to its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

Amortization and depletion

Plant and equipment is amortized using the straight-line method over the remaining life of the mine, or over the remaining useful life of the asset, if shorter. All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset. Land is not amortized.

The following amortization rates are used by the Company for plant equipment, buildings and furniture and fixtures which do not relate specifically to the mining development and drilling activities:

Computer equipment	straight-line over the estimated useful life of 3 years
Furniture and fixtures	straight-line over the estimated useful life of 5 years
Office equipment	straight-line over the estimated useful life of 5 years
Leasehold improvements	straight-line over the term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

(g)	Exploration and evaluation assets

Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in the statement of comprehensive income. Examples of exploration expenditures that are expensed under this policy include topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Coricancha, Guadalupe de los Reyes, Santa Rosa and El Horcon projects to be exploration properties as at December 31, 2015.

Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. A mineral resource is considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties and are tested for impairment at that time.

Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are recognized on a straight-line basis in the Company’s statement of comprehensive income.

7

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies - continued

(i)	Intangible assets

Finite-life intangible assets that are acquired by the Company, which includes computer software and costs of computer software customization and implementation, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in cost of sales or general and administrative expenses in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for computer software is 3 years.

(j)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the recoverable amount to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(k)	Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

(l)	Revenue recognition

The Company recognizes revenue from the sale of concentrates when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statement of comprehensive income, net of treatment and refining costs paid to counterparties under terms of the relevant sales arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

8

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies - continued

(m)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets, or expensed to exploration, evaluation and development expenses where there is no carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amounts charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation obligations.

(n)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, trade and other receivables, and trade and other payables. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s marketable securities are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in the statement of comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s cash and cash equivalents, guaranteed investment certificates classified within short-term investments, and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in the statement of comprehensive income. In the case of cash flow hedge transactions that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

9

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies - continued

Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. The Company’s accounts receivable in respect of unsettled shipments are considered to contain embedded derivatives which are adjusted to their fair value at the end of each period.

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•	For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of comprehensive income. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in the statement of comprehensive income. Reversals in respect of available-for-sale financial assets are not reversed through the statement of comprehensive income. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•	For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(o)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(p)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

10

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies - continued

(q)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

(r)	Accounting standards issued and adopted

The Company has not adopted any new accounting standards during the year ended December 31, 2015.

(s)	Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements will be also be required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, but earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

4.	Significant accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

11

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

4.	Significant accounting estimates and judgments – continued

(a)	Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b)	Useful lives of mineral properties, plant and equipment

The Topia Mine mineral property is depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties.

(c)	Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)	Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

(e)	Allocation of costs between mine development and production

The Company performs mine development and production activities within the same areas of the GMC mines. Therefore, the Company is required to allocate general costs between mine development and production where they cannot be specifically identified. The Company allocates general costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires judgments about the nature of the work performed and estimates of the volume of material moved. Actual costs could vary from the estimated costs.

(f)	Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices or forward prices applied at prior reporting dates.

12

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

4.	Significant accounting estimates and judgments – continued

(g)	Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

(h)	Assessment of the Company’s ability to continue as a going concern

Management believes that the Company has adequate financial resources to manage its business risks, despite uncertainty over metal prices in the foreseeable future. This belief is based on planned production levels, capital spending, ongoing cost mitigation and cash on hand at December 31, 2015. Based upon the above management has determined that it is appropriate to adopt the going concern basis in preparing these financial statements.

5.	Trade and other receivables

	December 31, 2015	December 31, 2014
Trade accounts receivable	$9,065	$8,074
Value added tax receivable (a)	3,355	2,416
Cangold Loan (note 8(a))	-	144
Other	156	129
	12,576	10,763
Allowance for doubtful amounts	-	(66)
	$12,576	$10,697

(a)	The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories

	December 31,2015	December 31,2014
Concentrate	$4,256	$5,615
Ore stockpile	688	461
Materials and supplies	3,515	2,760
Silver bullion	77	92
	$8,536	$8,928

The amount of inventory recognized as cost of sales for the years ended December 31, 2015 and 2014 includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the year ended December 30, 2015 was $12 (2014 – $21).

13

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

7.	Mineral properties, plant and equipment

	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Total
Cost
Balance, January 1, 2014	$50,094	$37,780	$4,159	$3,260	$95,293
Additions	5,861	2,378	206	344	8,789
Change in reclamation provision asset	113	-	-	-	113
Impairment charges (b)	(5,681)	(4,707)	(976)	(379)	(11,743)
Disposals	-	(95)	(18)	(3)	(116)
Foreign exchange	(1,884)	(1,340)	(140)	(26)	(3,390)
Balance, December 31, 2014	$48,503	$34,016	$3,231	$3,196	$88,946
Additions	3,284	2,651	12	504	6,451
Change in reclamation provision asset	772	-	-	-	772
Disposals	-	-	-	(26)	(26)
Foreign exchange	1,102	792	76	58	2,028
Balance, December 31, 2015	$53,661	$37,459	$3,319	$3,732	$98,171
Accumulated depreciation
Balance, January 1, 2014	$21,961	$18,010	$1,859	$2,187	$44,017
Amortization and depletion	11,355	5,534	126	490	17,505
Disposals	-	(50)	(17)	-	(67)
Foreign exchange	(1,231)	(907)	(66)	(75)	(2,279)
Balance, December 31, 2014	$32,085	$22,587	$1,902	$2,602	$59,176
Amortization and depletion (a)	12,105	4,021	100	294	16,520
Disposals	-	-	-	(26)	(26)
Foreign exchange	650	508	45	46	1,249
Balance, December 31, 2015	$44,840	$27,116	$2,047	$2,916	$76,919
Net book value
December 31, 2014	$16,418	$11,429	$1,329	$594	$29,770
December 31, 2015	$8,821	$10,343	$1,272	$816	$21,252

(a)	Change in estimate

On July 9, 2015, the Company provided an update on the Mineral Resource at the Topia Mine following which management reviewed the remaining useful life of the Topia mineral property. The estimate of the useful life of the mineral property was determined to be 11 years, an increase from the previous estimate of 6.5 years as at July 1, 2015. As a result, the depletion recorded during the year was approximately $235 less than would have been recorded prior to the change in estimate. Based on the carrying value of the mineral property as at December 31, 2015, management estimated that the impact of the change in estimate on future periods, when compared to the amount that would have otherwise been recorded, is $471 per annum.

(b)	2014 Impairment charges

As no indicators of impairmemt were identified, no impairment charges were recorded during the year ended December 31, 2015 related to mineral property, plant and equipment. Whereas, as at December 31, 2014, the Company considered declines in forecasted long-term silver and gold prices, along with a reduction in Measured, Indicated and Inferred resources at some of the Company’s cash generating units, to be indicators of impairment. In assessing the recoverable amount of the various cash generating units as at December 31, 2014, the Company applied the following concensus metal price and foreign exchange rate assumptions:

	2015	2016	2017	Long-term
Silver prices (US$/oz)	$17.83	$18.00	$19.25	$19.00
Gold prices (US$/oz)	1,250	1,250	1,250	1,250
Lead prices (US$/lb)	0.98	1.04	1.06	0.95
Zinc prices (US$/lb)	1.08	1.15	1.18	1.00

Foreign exchange rates (USD/CAD)	0.8621	0.8696	0.8929	0.9100	*

* Management’s long-term estimate

14

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

7.	Mineral properties, plant and equipment – continued

In assessing the recoverable amount of the various cash generating units as at December 31, 2014, the Company applied the following key assumptions for each of the cash generating units:

(i)	Guanajuato mineral property

•	Total estimated production of silver and gold from exhausting all mineral resources that existed as at December 31, 2014;
•	Consensus silver and gold prices and consensus foreign exchange rates;
•	Average silver and gold grades of 189 g/t and 1.77 g/t, respectively;
•	Operating costs estimated at US$103 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $900 over the life of mine; and
•	Discount rate of 8%.

The recoverable amount of the Guanajuato mineral property based on the discounted future cash flows was $15,047 as at December 31, 2014, resulting in a pre-tax impairment charge of $3,914 recorded in 2014.

Sensitivities were carried out on the key assumptions used in the Guanajuato discounted cash flow model as at December 31, 2014. Prior to the impairment charge, the carrying value of the Guanajuato mineral property, including associated working capital, at December 31, 2014 was approximately $18,961. The change to the pre-tax impairment charge as at December 31, 2014, as a result of movements in the underlying key assumptions, would be:

	5% Change	10% Change
Average metal prices	$1,966	$4,462
Average metal grades	1,912	4,417
Average cost per tonne	1,300	2,752
Foreign exchange rates (USD/CAD)	490	933
	1% Change	2% Change
Discount rate applied	$280	$552

(ii)	GMC assets

•	Total estimated production of silver and gold from exhausting all mineral resources that existed as at December 31, 2014;
•	Consensus silver and gold prices and consensus foreign exchange rates;
•	Average silver and gold grades of 121 g/t and 2.49 g/t, respectively, for the San Ignacio resources;
•	Average silver and gold grades of 189 g/t and 1.77 g/t, respectively, for the Guanajuato resources;
•	Operating costs estimated at an average of US$101 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $21,832 over the lives of the assets; and
•	Discount rate of 12%.

The recoverable amount of the Cata processing plant, shared infrastructure and equipment, and related assets (collectively, the “GMC assets”) based on the revised discounted future cash flows was $9,986, resulting in a pre-tax impairment charge of $4,850 recorded in 2014. This 2014 pre-tax impairment charge was allocated as follows:

2014
Plant and equipment	$3,561
Land and buildings	953
Furniture, fixtures and equipment	336
$4,850

Sensitivities were carried out on the key assumptions used in the GMC assets discounted cash flow model as at December 31, 2014. Prior to the impairment charge, the carrying value of the GMC assets, including associated working capital, at December 31, 2014 was approximately $14,836. The change to the pre-tax impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal prices	$4,816	$9,678
Average metal grades	7,215	14,436
Average cost per tonne	5,066	10,133
Foreign exchange rates (USD/CAD)	1,013	1,944
	1% Change	2% Change
Discount rate applied	$987	$1,911

15

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

7.	Mineral properties, plant and equipment – continued

(iii)	Topia Mine

•	Total estimated production of silver, gold, lead and zinc from exhausting all mineral resources that existed as at December 31, 2014;
•	Consensus silver, gold, lead and zinc prices and consensus foreign exchange rates;
•	Average silver, gold, lead and zinc grades of 361 g/t; 0.47 g/t; 1.86%; and 2.69%, respectively;
•	Operating costs estimated at an average of US$174 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $4,724 over the life of mine; and
•	Discount rate of 10%.

The recoverable amount of the Topia assets based on the revised discounted future cash flows was $19,411, resulting in a pre-tax impairment charge of $2,979 recorded in 2014. This 2014 impairment charges was allocated as follows:

2014
Mineral properties	$1,767
Plant and equipment	1,146
Land and buildings	23
Furniture, fixtures and equipment	43
$2,979

Sensitivities were carried out on the key assumptions used in the Topia discounted cash flow model as at December 31, 2014. Prior to the impairment charge, the carrying value of the Topia Mine, including associated working capital, at December 31, 2014 was approximately $22,390. The change to the impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal prices	$7,428	$15,740
Average metal grades	8,062	16,369
Average cost per tonne	5,593	11,299
Foreign exchange ratese (USD/CAD)	964	1,841
	1% Change	2% Change
Discount rate applied	$1,485	$2,866
16

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

8.	Exploration and evaluation assets

	Santa Rosa Property	El Horcon Property	Coricancha Mine Complex	GDLR Project	Total
Cost
Balance, January 1, 2014	$1,487	$1,694	$-	$-	$3,181
Foreign exchange	(47)	(53)	-	-	(100)
Balance, December 31, 2014	$1,440	$1,641	$-	$-	$3,081
Acquisition costs (a), (b)	-	-	2,191	3,006	5,197
Impairment (a)	-	-	-	(3,006)	(3,006)
Foreign exchange	35	38	82	-	155
Balance, December 31, 2015	$1,475	$1,679	$2,273	$-	$5,427

(a)	Cangold acquisition

On February 26, 2015, the Company announced that it had entered into a binding letter agreement to acquire all of the outstanding shares of Cangold by way of a statutory plan of arrangement. As a result, the Company would acquire a 100% interest in Cangold and its wholly-owned subsidiary Coboro. Coboro held an option to acquire the GDLR Project gold-silver project in Mexico and, prior to the completion of the Cangold acquisition, Cangold was a related party (with directors in common). Prior to the completion of the Cangold acquisition, the Company, Cangold and Coboro also entered into a suite of loan documents (the “Cangold Loan”) whereby the Company continued to provide technical, administrative and management services to Cangold, and discretionary credit advances.

The Cangold Loan included those amounts previously owing from Cangold (December 31, 2014 - $144) for technical, administrative and management services provided prior to the Cangold Loan and also included new credit advances made to Cangold subsequent to February 26, 2015. The Cangold Loan bore interest at 15% (which was receivable monthly) and was secured by a general security agreement, as well as a share pledge agreement. The Cangold Loan entitled the Company to receive bonus common shares in Cangold equivalent to 20% of all cash advances under the Cangold Loan, divided by the market price of Cangold’s common shares.

On May 27, 2015, the Company completed the acquisition of all of the 42,780,600 common shares of Cangold issued and outstanding to third parties, in exchange for 2,138,898 common shares of Great Panther. The Company also issued 475,992 warrants (exercisable at prices ranging from $3.60 per share to $4.00 per share) and 124,250 stock options (exercisable at prices ranging from $2.00 per share to $3.00 per share), replacing warrants and stock options previously issued by Cangold. All the warrants issued had expired as of December 31, 2015. The Cangold Loan and the Cangold bonus common shares were derecognized upon the completion of the Cangold acquisition. As of the date of the acquisition, the Company had advanced $1,152 to Cangold and had received a total of 3,957,680 bonus common shares (fair valued at $119) in Cangold. In exchange, the Company recognized the acquired interest in exploration and evaluation assets and its interest in the net working capital of Cangold and Coboro as follows:

Consideration paid
Fair value of common shares issued	$1,455
Fair value of options and warrants issued	9
Cangold Loan derecognized	1,152
Related party receivables derecognized	197
Cangold bonus shares derecognized	119
Professional fees incurred	161
$3,093

Amounts recognized
Net working capital	$78
Furniture, fixtures and equipment	9
Exploration and evaluation assets	3,006
$3,093

17

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

8.	Exploration and evaluation assets - continued

The Company determined the fair value of the issued options using the Black Scholes option pricing model, applying the following weighted average assumptions:

Risk-free interest rate	0.68%
Expected life (years)	2.7
Annualized volatility	65%
Forfeiture rate	0%

Under the terms of the option agreement to acquire the GDLR Project, the Company had the option to acquire a 70% interest in the project by making two remaining options payments to Vista Gold Corp. ("Vista Gold"). The first payment of US$1.5 million was due on February 25, 2016) and the second payment of US$2.5 million was due on January 15, 2017. The Company also had the option to purchase the additional 30% by making a positive production decision by January 15, 2027 and paying to Vista Gold US$3.0 million plus an escalator payment based upon the price of gold and the number of National Instrument 43-101 compliant Measured and Indicated gold equivalent ounces at the time of the decision.

On February 24, 2016, the Company terminated its option agreement with Vista Gold (see note 21) after conducting an evaluation of the project, which included the 2015 drill program, and determining that the project did not warrant further exploration. As a result of the termination of the option agreement, the Company recorded an impairment charge of $3,006 against the carrying value of the GDLR Project as at December 31, 2015.

As part of the Cangold acquisition, the Company also acquired 100% interests in the Plomo exploration property located in Sonora, Mexico and the Argosy exploration property located in the Red Lake Mining District in Northwestern Ontario. There are no work commitments associated with these properties other than assessment work and payment of mining claims taxes. No carrying value was ascribed to either of these properties.

(b)	Coricancha option agreement

On May 19, 2015, the Company announced that it had entered into a two-year option agreement with wholly-owned subsidiaries of Nyrstar N.V. (“Nyrstar”) whereby the Company can acquire a 100% interest in Coricancha. Coricancha is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima. Coricancha has a processing facility along with supporting mining infrastructure, and has been on care and maintenance since August 2013. Under the terms of the option agreement, the Company made an initial option payment of US$1.5 million and, should the Company choose to extend the option for a second year, a second option payment of US$1.5 million will be due on May 18, 2016. In the event that the Company exercises its option within two years, the Company will be required to make a cash payment of US$5.0 million to Nyrstar for 100% of the shares of Nyrstar Coricancha S.A. A further contingent payment of US$4.0 million may become payable to Nyrstar if certain conditions are met within three years following execution of the Coricancha option agreement. Alternatively (not in addition to the contingent payment), the Company may be obligated to reimburse Nyrstar for certain costs, to a maximum amount of US$6.6 million, under specific circumstances. The contingent payment or the reimbursement will only be made on or after the closing of the acquisition of the Nyrstar Coricancha S.A. shares. The contingent payment will not be payable if the conditions are not met within three years following closing, and no reimbursement will be made unless the costs are incurred by Nyrstar prior to closing. In addition to the cash and option payments to Nyrstar, the Company is required to incur exploration expenditure of US$2.0 million in the first year of the option agreement and US$3.0 million in the second year.

9.	Intangible assets

	2015	2014
Cost
Balance, January 1	$2,079	$2,116
Additions	-	18
Foreign exchange	39	(55)
Balance, December 31	$2,118	$2,079
Accumulated depreciation
Balance, January 1	$1,713	$1,451
Amortization and depletion	263	312
Foreign exchange	31	(50)
Balance, December 31	2,007	1,713
Net book value, December 31	$111	$366

The Company’s intangible assets include computer software and costs of computer software customization and implementation.

18

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

10.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the GMC and Topia operations. Although the ultimate amount of the rehabilitation provision is uncertain, the present value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information.

	2015	2014
Balance, beginning of year	$3,378	$2,440
Change in estimates	1,164	643
Accretion expense	79	58
Foreign exchange	141	237
Balance, end of year	$4,762	$3,378

The reclamation and remediation provision is based on the following assumptions:

•	The total undiscounted estimated cash flows, before estimated inflation, required to settle the Company’s estimated obligations associated with the GMC and Topia operations are $5,784 (2014 – $3,259).
•	The expected timing of payments totaling $6,297 (including estimated inflation) is estimated as follows: $334 in 2017, $162 in 2018, $494 in 2019, and a total of $5,307 due after 2019.
•	A weighted average risk-free rate of 2.09% for Topia, 1.31% for GMC (2014 – 1.92% and 1.07% respectively) has been used to discount the cash flows.

Of the total change in estimate, $392 associated with the GMC was recorded as mine development costs in exploration, evaluation and development expenses within the statement of comprehensive income.

11.	Share capital

(a)	Authorized

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid

Common shares: 141,712,605 (December 31, 2014 – 139,562,040)

Preferred shares: nil (December 31, 2014 – nil)

(c)	Share capital

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

	2015		2014
	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price
Outstanding, beginning of year	8,493	$1.46	6,744	$1.41
Granted	6,119	0.71	4,038	1.27
Forfeited/Expired	(1,624)	1.50	(1,147)	1.29
Exercised	(12)	0.75	(1,142)	0.66
Outstanding, end of year	12,976	$1.10	8,493	$1.46
Exercisable, end of year	5,948	$1.39	4,002	$1.76

19

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

11.	Share capital – continued

Range of exercise price	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
$0.65	3,564	4.4	546	$0.65
$0.70 to $0.71	3,452	3.4	1,642	0.70
$0.75 to $0.96	513	2.6	297	0.90
$1.31	2,982	3.5	999	1.31
$1.34 to $3.00	2,465	1.2	2,464	2.11
	12,976	3.2	5,948	$1.39

During the year, the Company recorded share-based compensation expense of $1,235 (2014 - $856) and capitalized $9 of share-based compensation associated with the Cangold acquisition.

The weighted average fair value of options granted during the year was $0.23 (2014 - $0.63). The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2015	2014
Risk-free interest rate	0.58%	1.94%
Expected life (years)	2.0	3.0
Annualized volatility	64%	85%
Forfeiture rate	18%	18%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

(d)	Loss per share and diluted loss per share

	2015	2014
Net loss for the year	$(9,341)	$(33,013)
	(000’s)	(000’s)
Basic weighted average number of shares outstanding	140,856	139,150
Effect of dilutive share options	-	-
Diluted weighted average number of shares outstanding	140,856	139,150
Loss per share:
Basic and diluted	$(0.07)	$(0.24)

All of the outstanding share options represent potentially dilutive shares and have not been included in the diluted earnings per share calculation for the years presented because the effect of including these shares would be anti-dilutive.

20

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

12.	Other income (expense)

	2015	2014
Scrap material sales	$37	$47
Insurance claims settlement	-	519
Gain on disposition of plant and equipment	-	11
Losses incurred as a result of illegal occupation	-	(646)
Other	(4)	(104)
	$33	$(173)

13.	Income taxes

(a)	Income tax expense

	2015	2014
Current expense:
Income tax	$23	$191
Withholding tax paid	458	-
	481	191
Deferred (recovery) expense:
Income tax	(157)	397
Special Mining Duty	(449)	(641)
Withholding taxes accrued	120	2,128
	(486)	1,884
Income tax (recovery) expense	$(5)	$2,075

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these financial statements is as follows:

	2015	2014
Net income before tax	$(9,346)	$(30,938)
Canadian statutory income tax rate	26%	26%

Income tax expense at the statutory income tax rate	$(2,430)	$(8,044)
Difference in statutory tax rates in foreign jurisdictions	(453)	(1,142)
Non-deductible expenses	2,388	1,484
Benefit of tax attributes not previously recognized and other items	2,267	8,858
Change in prior years	35	274
Non-taxable items	(1,941)	(60)
Special Mining Duty	(449)	(1,423)
Withholding taxes	578	2,128
Income tax expense (recovery)	$(5)	$2,075

(b)	Deferred income tax assets and liabilities

	December 31, 2015	December 31, 2014
Deferred income tax assets	$413	$248
Deferred income tax liabilities	(2,247)	(2,128)
Deferred Special Mining Duty liabilities	(1,751)	(2,137)
	$(3,585)	$(4,017)

21

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

13.	Income taxes - continued

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities as at:

	December 31, 2015	December 31, 2014
Tax losses carried forward	$2,998	$4,904
Provision for reclamation and remediation	359	412
Trade and other receivables	(3,407)	(191)
Withholding tax liability	(2,247)	(2,128)
Property, plant and equipment	(1,643)	(7,146)
Other deductible temporary differences	355	132
Net deferred income tax liabilities	$(3,585)	$(4,017)

As at December 31, 2015, the Company had tax operating losses in Mexico of approximately $48,903 expiring between 2018 and 2025, and non-capital losses of approximately $16,169 in Canada expiring between 2026 and 2035.

Unrecognized deferred tax assets:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in these jurisdictions to recover such assets. The unrecognized temporary differences and tax losses are summarized as follows:

	December 31, 2015	December 31, 2014
Tax losses carried forward	$55,195	$24,507
Property, plant and equipment	5,635	2,881
Other deductible temporary differences	10,559	8,721
Unrecognized temporary differences	$71,389	$36,109

Management assesses these temporary differences regularly and adjusts the unrecognized deferred tax asset in the period when management determines it is probable that some portion of the assets will be realized.

14.	Capital management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;
•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties and exploration, and evaluation assets, and the operation of producing mines;
•	maintain investor, creditor and market confidence to sustain future development of the business; and
•	provide returns to shareholders and benefits for other stakeholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short-term investments. The Topia Mine and the GMC mines are in production, but exploration and development activities are also performed at these and other exploration properties in order to identify further resources. The Company plans to use existing funds, as well as funds from the future sale of concentrates to fund operations, development and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2015, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to attempt to minimize its reliance on equity and debt financing.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2015, the Company is not subject to externally imposed capital requirements.

22

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

15.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2015. The embedded derivative in the trade receivables is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

The following table summarizes the Company’s financial instruments as at December 31, 2015:

	Available-for- sale financial assets	Loans and receivables	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial assets
Cash and cash equivalents	$-	$17,860	$-	$17,860	n/a
Marketable securities	5	-	-	5	Level 1
Trade and other receivables	-	12,576	-	12,576	Level 2
Financial liabilities
Trade and other payables	$-	$-	$(6,830)	$(6,830)	n/a

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at December 31, 2015.

16.	Financial risk exposure and risk management

The Company is exposed in varying degrees to credit, liquidity, and market risk through its use of financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s development and exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its cash and cash equivalents, short-term investments and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. The risk is mitigated by holding cash and cash equivalents and short-term investments with highly rated Canadian and Mexican financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and value added tax recoverable (“VAT”). To reduce credit risk, the Company regularly reviews the collectability of its trade and other receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts. Trade receivables are due from large, multinational corporations that have conducted business in Mexico for a number of years. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The average credit period for sales is four months and the Company will contractually receive up to 90% advance on payments. The Company has financial risk management policies in place to ensure that all receivables are received within the pre-agreed credit terms.

23

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

16.	Financial risk exposure and risk management – continued

The aging of trade accounts receivable and VAT at each reporting date are as follows:

	December 31, 2015	December 31, 2014
Less than 30 days	$10,392	$8,074
More than 30 days	$2,028	$2,416

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short-term business requirements. A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

The Company’s financial liabilities consist of trade and other payables which are due within one year. Other than the Company’s reclamation and remediation provisions, there are no financial liabilities with a maturity of greater than one year.

(c)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

A significant portion of the Company’s exploration, development and operating costs and administrative costs are incurred in Mexican pesos, US dollars or Peruvian new soles. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar, Mexican peso and Peruvian new sole in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into or purchased any long-term foreign currency hedging arrangements to hedge possible currency risks. Management believes the foreign exchange risk derived from currency conversions for the Mexican and Peruvian operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short-term in nature and the foreign currency risk exposure on those receivables is minimal.

A 10% change in the average exchange rate for the year, with all other variables held constant, would have the following impact on the Company’s earnings:

	10% change in USD	10% change in MXN	10% change in PEN
Change in net income	$8,965	$5,290	$25

The closing exchange rates for December 31, 2015 of MXN/CAD of 12.4254 (2014: 12.7146), PEN/CAD of 2.4654 and USD/CAD of 0.7166 (2014: 0.8620) were used in the above analysis.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and cash and cash equivalents, from the possibility that change in market interest rates will affect future cash flows. The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

For the year, an increase or decrease in interest rate of 1% would have increased or decreased net income and comprehensive income by $93.

24

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

16.	Financial risk exposure and risk management – continued

(iii)	Commodity price risk

The Company is subject to risk from fluctuations in the market prices of silver, gold, lead and zinc. Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its mineral properties and exploration and evaluation assets. The value of trade receivables at the balance sheet date depends on changes in metal prices until finalization of sales prices per the contractual quotation period. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia Mine and GMC, it may not be economically feasible to continue production.

During the year, the Company did not hedge silver and gold prices and has a stated policy that it will not engage in long-term hedging of silver prices.

A 10% change in the average commodity prices for the year, with all other variables held constant would have the following impact on the Company’s earnings:

	10% change in silver	10% change in gold	10% change in lead	10% change in zinc
Change in net income	$3,443	$2,266	$193	$242

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

17.	Commitments and contingencies

(a)	Commitments

As of December 31, 2015, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,192	$336	$633	$599	$624
Equipment purchases with third party vendors	137	137	-	-	-
Consulting	66	66	-	-	-
Total commitments	$2,395	$539	$633	$599	$624

(b)	Contingencies

Subsequent to December 31, 2015, the Company met with representatives of CONAGUA, the Mexican federal agency responsible for water administration, who have asserted that the Company is required to make applications for permits associated with the use and expansion of the tailings facility at the GMC (the “Tailings Permits”). CONAGUA officials identified no issues arising from the outstanding Tailings Permits and requested that the Company complete its applications. The Company believes its current tailings capacity at the GMC is sufficient to operate and no expansion will be required until the fall of 2016. Although the Company expects the Tailings Permits to be granted in due course without any impact to the ongoing operations, there is no guarantee that the Company will receive any of the Tailings Permits, or that the terms of such permits will be favourable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating the tailings facility at the GMC.

25

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

18.	Related party transactions

(a)	Subsidiaries

Name	Incorporation Location	Ownership	Principal Activity
Mineral Mexicana el Rosario, S.A. de C.V.	Mexico	100%	Mining operations
Metalicos de Durango, S.A. de C.V.	Mexico	100%	Mining service company
Minera de Villa Seca, S.A. de C.V.	Mexico	100%	Mining service company
Coboro Minerales de Mexico S.A. de C.V.	Mexico	100%	Exploration
Great Panther Silver Peru S.A.C.	Peru	100%	Exploration
Cangold Peru S.A.C.	Peru	100%	Inactive
Great Panther Finance Canada Limited	Canada	100%	Financing company
Cangold Limited	Canada	100%	Exploration
GP Finance International S.a. r.l.	Luxembourg	100%	Financing company

(b)	Goods and services

The Company entered into the following related party transactions:

	2015	2014
Consulting services provided by Platoro Resource Corp.	$-	$457
Services provided to Cangold and its subsidiary	$(224)	$(176)

The following are the related party balances outstanding:

	December 31, 2015	December 31, 2014
Payable to Platoro Resource Corp.	$-	$(36)
Receivable from Cangold	$-	$144
Receivable from Coboro	$-	$17

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provided his services as President and CEO of the Company up until December 31, 2014. Effective January 1, 2015, Mr. Archer entered into an employment contract with the Company. The amounts owing to Platoro Resource Corp. were included in trade and other payables.

Prior to the Cangold acquisition (note 8(a)), Cangold had three directors and/or officers that were also directors and/or officers of the Company. Robert A. Archer and Kenneth W. Major served as board members of both companies, and Robert F. Brown served as an officer of both companies. Mr. Archer also served as Chief Executive Officer and President of both the Company and Cangold. The Company’s employees provided certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company charged rent for shared office space. The amounts owing from Cangold and Coboro were derecognized upon the completion of the Cangold acquisition.

These transactions occurred in the normal course of operations, are measured at fair value, and were made on terms equivalent to those that prevail with arm’s length transactions. The amounts owing to related parties were included in trade and other payables.

26

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

18.	Related party transactions - continued

(c)	Key management compensation

Key management includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the Vice Presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2,451 to certain officers and management in the event that there is a change of control of the Company. The remuneration of directors and other members of key management personnel is shown below:

	2015	2014
Salaries and benefits, consulting and management fees	$2,408	$1,545
Directors fees paid or accrued	335	293
Termination benefits	48	61
Share-based compensation	818	376
	$3,609	$2,275

19.	Supplemental cash flow information

(a)	Other non-cash items are comprised of the following:

	2015	2014
Change in reclamation and remediation provision	$392	$530
Interest income	(291)	(226)
Accretion expense	79	58
Losses incurred as a result of illegal occupation	-	646
Other	-	(202)
	$180	$806

(b)	The non-cash investing and financing activities of the Company includes the following:

	2015	2014
Non-cash consideration related to the Cangold acquisition (note 8(a))	$2,064	$-
Change in rehabilitation provision asset	772	442
Change in trade payables related to mineral properties, plant and equipment	(1)	33
	$2,835	$475

(c)	Undrawn credit facilities

On June 10, 2015, the Company announced that it had obtained a US$10.0 million credit facility from Auramet International LLC. The facility has a term of one year and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility.

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Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

20.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations and exploration activities. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
2015
External mineral sales	$21,105	$15,652	$-	$36,617	$73,374
Intersegment revenue	36,617	-	-	(36,617)	-
Intersegment elimination	(36,617)	-	-	36,617	-
Income (loss) before income taxes	1,516	368	(5,674)	(5,556)	(9,346)
Net income (loss) for the year	1,639	402	(5,674)	(5,708)	(9,341)
Additions to non-current assets	5,507	626	5,208	307	11,648

As at December 31, 2015
Total assets	$22,365	$17,158	$6,406	$21,356	$67,285
Total liabilities	$7,209	$3,080	$103	$5,198	$15,590

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa, El Horcon, Coricancha Mine Complex and the GDLR Project.
(2)	In May 2015, the Company expanded its geographic reach to Peru. As of December 31, 2015, the non-current assets associated with this geographic segment had a carrying value of $2,018 (December 31, 2014 - $Nil).

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
2014
External mineral sales	$-	$16,161	$-	$38,229	$54,390
Intersegment revenue	38,229	-	-	(38,229)	-
Intersegment elimination	(38,229)	-	-	38,229	-
Income (loss) before income taxes	(15,286)	(3,444)	(382)	(11,826)	(30,938)
Net income (loss) for the year	(15,367)	(3,453)	(382)	(13,811)	(33,013)
Additions to non-current assets	6,751	2,056			8,807

As at December 31, 2014
Total assets	$22,033	$18,346	$3,081	$28,518	$71,978
Total liabilities	$4,952	$2,584	$-	$5,713	$13,249

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

For the years ended December 31, 2015 and 2014, the Company had revenue from the following product mixes:

	2015	2014
Silver	$45,080	$34,861
Gold	29,672	19,551
Zinc	2,531	2,954
Lead	3,173	2,383
Ore processing revenue	579	645
Smelter and refining charges	(7,661)	(6,004)
	$73,374	$54,390

28

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, unless otherwise noted)

For the years ended December 31, 2015 and 2014

20.	Operating segments - continued

For the years ended December 31, 2015 and 2014, the Company had three customers (2014- three customers) that accounted for the majority total revenues as follows:

Customer	Segment	2015	2014
Customer A	GMC	$31,087	$169
Customer B	GMC	26,635	14,627
Customer C	GMC	-	23,852
Customer C	Topia	15,073	14,854
Other customers		579	888
		$73,374	$54,390

The trade accounts receivable balance of $12,576 at December 31, 2015 (2014 – $8,074) relates to three customers (2014 – three customers).

21.	Subsequent event

On February 24, 2016, the Company notified Vista that it will not be continuing with its option on the GDLR Project and terminated the option agreement between Coboro and Vista’s subsidiary. As a result, the Company recorded an impairment charge of $3,006 against the carrying value of the GDLR Project as at December 31, 2015 (note (8a)).

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